Exhibit 99.3

Vector Tobacco Inc.
Financial Statements
as of December 31, 2015 and 2014,
and for each of the three years
ended December 31, 2015, 2014 and 2013

Vector Tobacco Inc.
Index
December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Vector Tobacco Inc.
Morrisville, North Carolina

We have audited the accompanying balance sheet of Vector Tobacco Inc. (the "Company"), a wholly owned subsidiary of Vector Group Ltd. as of December 31, 2015, and the related statement of operations, comprehensive income, shareholder’s equity, and cash flows for the year ended December 31, 2015. Our audit also included the financial statement schedule listed in the Index at Schedule II. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Vector Tobacco Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 1 and 8 to the financial statements, Vector Tobacco Inc. is a wholly owned subsidiary of VGR Holding LLC, all of whose membership interests are owned by Vector Group Ltd. The accompanying financial statements may not be indicative of the conditions that would have existed or the results of operation that would have occurred had the Company operated as a stand-alone entity. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP
Certified Public Accountants
Miami, Florida
March 8, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the
Shareholder of Vector Tobacco Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Tobacco Inc., a wholly-owned subsidiary of Vector Group, Ltd., at December 31, 2014 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Raleigh, North Carolina
March 4, 2015, except for Note 1B, as to which date is March 8, 2016

Vector Tobacco Inc.
Balance Sheets
December 31, 2015 and 2014
(in thousands of dollars)

	2015	2014
Assets
Current assets
Cash and cash equivalents	$10,498	$7,270
Accounts receivable — trade, less allowances of $191 and $74, respectively	7,329	3,011
Due from related parties	51	1,524
Inventories	7,625	8,131
Income tax receivable, net	1,008	1,984
Other current assets	449	602
Total current assets	26,960	22,522
Intangible asset associated with benefit under the Master Settlement Agreement	107,511	107,511
Deferred income taxes	51,271	55,296
Due from related parties	—	17,778
Other assets	2,824	2,526
Total assets	$188,566	$205,633
Liabilities and Shareholder's Equity
Current liabilities
Current payments due under the Master Settlement Agreement	$13,296	$7,966
Due to related parties	3,546	3,053
Accrued promotional expenses	9,638	2,220
Accounts payable - trade	44	—
Allowance for sales returns	1,008	430
Other current liabilities	1,944	754
Total current liabilities	29,476	14,423
Long-term payments due under the Master Settlement Agreement	1,486	1,806
Total liabilities	30,962	16,229
Commitments and contingencies (Note 7)
Shareholder's equity
Common shares ($1 par value per share; 1,000 shares authorized; 100 shares issued and outstanding) *	—	—
Additional paid-in capital	251,392	293,892
Accumulated other comprehensive income	115	115
Accumulated deficit	(93,903)	(104,603)
Total shareholder's equity	157,604	189,404
Total liabilities and shareholder's equity	$188,566	$205,633
* Common shares pledged as collateral for Vector Tobacco Inc.'s guarantee of Vector Group Ltd.'s debt (see Note 8).
The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Operations
Years Ended December 31, 2015, 2014 and 2013
(in thousands of dollars)

	2015	2014	2013
Revenues *	$241,807	$166,247	$107,584
Expenses
Cost of goods sold *	219,452	142,281	76,116
Operating, selling, administrative and general expenses **	7,094	6,343	5,545
Management fees paid to Vector Group Ltd.	500	500	500
Operating income	14,761	17,123	25,423
Other income
Interest income	905	643	73
Income before income taxes	15,666	17,766	25,496
Income tax expense	(4,966)	(8,268)	(4,682)
Net income	$10,700	$9,498	$20,814

*	Revenues and cost of goods sold include federal excise taxes of $120,580, $81,701 and $52,180 for the years ended December 31, 2015, 2014 and 2013, respectively.

**
Operating, selling, administrative and general expenses include $4,198, $4,198, $4,180 for administrative services rendered by a related party for the years ended December 31, 2015, 2014 and 2013, respectively.

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Comprehensive Income
Years Ended December 31, 2015, 2014 and 2013
(in thousands of dollars)

	2015	2014	2013
Net income	$10,700	$9,498	$20,814

Net change in pension-related amounts	—	—	(107)
Other comprehensive loss	—	—	(107)

Income tax effect on pension-related amounts	—	—	(78)
Income tax expense on other comprehensive loss	—	—	(78)

Other comprehensive loss, net of tax	—	—	(185)

Comprehensive income	$10,700	$9,498	$20,629

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Shareholder's Equity
Years Ended December 31, 2015, 2014 and 2013
(in thousands of dollars, except for share data)

	Common Shares
	Shares		Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholder's Equity
Balance, January 1, 2013	100	*	$—	$307,892	$300	$(134,915)	$173,277
Net Income	—		—	—	—	20,814	20,814
Other Comprehensive Loss	—		—	—	(185)	—	(185)
Distributions	—		—	(4,000)	—	—	(4,000)
Balance, December 31, 2013	100	*	—	303,892	115	(114,101)	189,906
Net Income	—		—	—	—	9,498	9,498
Distributions	—		—	(10,000)	—	—	(10,000)
Balance, December 31, 2014	100	*	—	293,892	115	(104,603)	189,404
Net Income	—		—	—	—	10,700	10,700
Distributions	—		—	(42,500)	—	—	(42,500)
Balance, December 31, 2015	100	*	$—	$251,392	$115	$(93,903)	$157,604
*Common shares pledged as collateral for Vector Tobacco Inc.’s guarantee of Vector Group Ltd.'s debt (see Note 8).

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Cash Flows
Years Ended December 31, 2015, 2014 and 2013
(in thousands of dollars)

	2015	2014	2013
Cash flows from operating activities
Net income	$10,700	$9,498	$20,814
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	—	10
Deferred income taxes	4,025	7,432	4,573
Changes in assets and liabilities:
Trade accounts receivable, net of allowances	(4,318)	(1,506)	(1,240)
Inventories	506	(697)	(2,361)
Other assets	74	(10)	(83)
Accounts payable - trade	44	(27)	(61)
Due (from) to related parties	1,966	(391)	(4,297)
Other current liabilities	9,187	863	683
Income tax receivable, net	976	498	(82)
Employee benefits	—	—	(300)
Payments due under the Master Settlement Agreement	5,009	(773)	3,547
Net cash provided by operating activities	28,169	14,887	21,203
Cash flows from investing activities
Loans to Zoom E-Cigs LLC	(9,722)	(8,183)	(9,595)
Loan repayment from Zoom E-Cigs LLC	27,500	—	—
Increase in cash surrender value of life insurance policies and other	(219)	(219)	(218)
Net cash provided by (used in) investing activities	17,559	(8,402)	(9,813)
Cash flows from financing activities
Distributions to Vector Group Ltd.	(42,500)	(10,000)	(4,000)
Net cash used in financing activities	(42,500)	(10,000)	(4,000)
Net (decrease) increase in cash and cash equivalents	3,228	(3,515)	7,390
Cash and cash equivalents
Beginning of period	7,270	10,785	3,395
End of period	$10,498	$7,270	$10,785
Supplemental disclosures of cash flow information
Cash payments during the period for
Income taxes	$614	$338	$191

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

1.	Summary of Significant Accounting Policies

(a) Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or the “Company”), is a wholly owned subsidiary of VGR Holding LLC (“VGR”), which in turn is wholly owned by Vector Group Ltd. (“Vector” or “Parent”). The Company is engaged in the manufacture and sale of conventional cigarettes in the United States through their USA, Silver Eagle, and Eagle 20 brands.

Liggett Group LLC (“Liggett”), an indirect wholly owned subsidiary of Vector, manufactures most of Vector Tobacco’s cigarette brands under contract at Liggett’s Mebane, North Carolina manufacturing facility.

Liggett Vector Brands LLC (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for Vector Tobacco under the terms of a contract expiring December 31, 2017 subject to annual renewal. As provided for in the contract, a portion of Liggett Vector Brands' sales, marketing, manufacturing, distribution, and administrative expenses are reimbursed by Vector Tobacco (see Note 8).

Vector Tobacco is a guarantor of certain Senior Secured Notes issued by Vector and has pledged its common stock as collateral. Vector Tobacco's balance sheets, statements of operations, and statements of shareholder's equity as of December 31, 2015 and December 31, 2014, and for each of the three years in the period ended December 31, 2015, December 31, 2014, and December 31, 2013, do not reflect any amounts related to these notes (see Note 8).

The financial statements included herein may not necessarily reflect the Company’s results of operations, financial position, shareholder's equity and cash flows in the future or what its results of operations, financial position, shareholder's equity and cash flows would have been had the Company been a stand-alone company during the periods presented.

Vector and VGR are holding companies and, as a result, do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments, and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which requires interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. During 2015, 2014 and 2013 Vector Tobacco made distributions of $42,500, $10,000, and $4,000 respectively, to VGR.

(b) Revisions to December 31, 2014 Balance Sheet.
The Company has revised its December 31, 2014 Balance Sheet, which originally presented deferred income tax assets and liabilities (current and noncurrent) on a gross basis, rather than a net basis. The revisions conform to ASC 740-10-45-6 which states all current deferred tax liabilities and assets within the same tax jurisdiction shall be offset and presented as a single amount and all noncurrent deferred tax liabilities within the same tax jurisdiction and assets shall be offset and presented as a single amount. The Company assessed the materiality of this error on previously issued financial statements and concluded that the error was immaterial. In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”), which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position.  The guidance is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period.  This amendment may be applied either prospectively or retrospectively to all periods presented. The Company adopted the provisions of this ASU retrospectively in 2015, and adjusted all prior periods accordingly.  The adoption of ASU 2015-17 did not have a significant impact on the Company's financial position, results of operations and cash flows.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

The cumulative impact of the revisions and application of the new ASU are presented in the table below:

	December 31, 2014
	As Previously Reported	Revision	ASU Adoption	As Revised

Deferred income taxes	$4,187	$(2,373)	$(1,814)	$—
Total current assets	26,709	(2,373)	(1,814)	22,522

Deferred income taxes	90,397	(36,915)	1,814	55,296
Total assets	$244,921	$(39,288)	$—	$205,633

Deferred income taxes, net	$2,373	$(2,373)	$—	$—
Total current liabilities	16,796	(2,373)	—	14,423

Deferred income taxes, net	36,915	(36,915)	—	—
Total liabilities	55,517	(39,288)	—	16,229
Total stockholders' equity	189,404	—	—	189,404
Total liabilities and stockholders' equity	$244,921	$(39,288)	$—	$205,633

(c) Out of Period Adjustment

In the first quarter of 2013, an out of period adjustment was recorded to reduce pension expense by $300, which was not material to the 2013 financial statements.

(d) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include inventory valuation, intangible asset valuation, deferred tax asset valuation allowances, promotional accruals, sales returns and allowances and Master Settlement Agreement (“MSA”) liabilities. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

Cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of ninety days or less. Interest on short-term investments is recognized when earned. The carrying value of cash and cash equivalents approximate their fair value. The Company places its cash and cash equivalents with large commercial banks. Federal Deposit Insurance Corporation (“FDIC”) and Securities Investor Protection Corporation (“SIPC”) continue to insure these balances up to $250 for FDIC and $500 SIPC through 2015.

(f) Accounts Receivable

Accounts receivable-trade are recorded at their net realizable value.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

(g) Inventories

Inventories are stated at the lower of cost or market with cost determined using the last-in, first-out ("LIFO") method and actual costs for MSA and Federal Excise Taxes. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.

(h) Intangible Asset

The Company has recorded an indefinite-lived intangible asset of $107,511 which relates to the payment exemption of The Medallion Company Inc. ("Medallion"), acquired in April 2002, under the MSA . Payments under the MSA continue in perpetuity. An annual review of this intangible asset is conducted for potential impairment as the Medallion exemption is not subject to amortization due to its indefinite useful life (see Note 2).

(i) Revenue Recognition

Revenues from sales are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries (e.g. federal excise taxes). Certain sales incentives, including promotional price discounts, are classified as reductions of net sales. The Company includes federal excise taxes in revenues and cost of goods sold. Since the Company’s line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines at the Company and industry levels, regulation, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

(j) Shipping and Handling Costs

Shipping and handling costs related to sales transactions are neither billed to customers nor recorded as sales revenue. Shipping and handling costs, which were $1,538, $1,011 and $621 for 2015, 2014 and 2013, respectively, are recorded as operating, selling, administrative and general expenses.

(k) Advertising Costs

Advertising and related agency costs are expensed as incurred and were $707, $813, and $785 for the years ended December 31, 2015, 2014, and 2013 respectively. These costs are recorded as operating, selling, administrative and general expenses.

(l) Employee Benefits

Vector Tobacco has no employees. Employees of Liggett Vector Brands perform services for Vector Tobacco and associated expenses, including benefits, of such employees are allocated to Vector Tobacco.

(m) Income Taxes

Vector Tobacco’s federal income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a stand-alone basis. The Company is included in the consolidated federal tax return with Vector and its other U.S. subsidiaries (see Note 4).

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

The Company accounts for income taxes under the liability method and in accordance with the terms of the tax sharing agreement with Vector. The Company records deferred taxes for the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized. A current tax provision is recorded for income taxes currently payable.

The Company accounts for uncertainty in income taxes by recognizing the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The guidance requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.

Although the indefinite-lived intangible asset is not amortized, the Company recognizes deferred tax liabilities and assets for temporary differences related to its indefinite-lived intangible asset and the tax-deductible portion of such asset. Because the indefinite-lived intangible asset is not amortized for financial reporting purposes, the related deferred tax liability will not reverse until some indeterminate future period should the asset become impaired or be disposed of. Therefore, the reversal of the deferred tax liability related to the Medallion intangible asset is not considered a source of future taxable income in assessing the realization of deferred tax assets.

(n) Legal Costs

The Company records any product liability legal expenses and other litigation costs as operating, selling, administrative and general expenses as those costs are incurred.

The Company records provisions in its financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Legal defense costs are expensed as incurred. Litigation is subject to many uncertainties, and it is possible that the Company’s financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any tobacco-related litigation.
(o) Distributions
The Company records distributions in its statement of shareholder's equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction of additional paid-in-capital.

(p) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, net trade receivables and long-term loans due from related parties approximate their fair value.

(q) New Accounting Pronouncements

In February 2016, The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17, Leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect that this guidance will have on its financial statements.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

In May 2014, FASB issued ASU 2014-9, Revenue from Contracts with Customers (Topic 606), (“ASU 2014-9”). ASU 2014-9 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted for annual reporting periods beginning subsequent to December 15, 2016. The new standard is required to be applied retrospectively to each prior reporting period presented or with the cumulative effect of initially applying it recognized at the date of initial application. The Company has not yet selected a transition method and it has not determined the impact of the new standard on its financial statements.

(r) Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.
Vector Tobacco’s customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. Three customers accounted for approximately 15%, 13%, and 12% respectively, of revenues in 2015. Three customers accounted for approximately 21%, 12% and 11% , respectively, of revenues in 2014. Two customers accounted for approximately 29%, and 11%, respectively, of revenues in 2013. Vector Tobacco's three largest single customer receivable balances represented approximately 16%, 14% and 13% of net accounts receivable at December 31, 2015. Vector Tobacco's two largest single customer receivable balances represented approximately 16% and 16% of net accounts receivable at December 31, 2014. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no security is required. Vector Tobacco maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded recorded reserves.
Vector Tobacco maintains cash deposits and money market accounts with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is minimal.
(s) Subsequent Events

The Company has evaluated events that occurred subsequent to December 31, 2015, through the financial statement issue date of March 8, 2016, and determined there were no other recordable or reportable subsequent events.

2.	Intangible Asset Associated With Benefit Under The Master Settlement Agreement

The intangible asset associated with the benefit under the MSA relates to the market share payment exemption of Medallion acquired in April 2002 by the Company, under the MSA, which states payments under the MSA continue in perpetuity. The Company believes it will realize the benefit of the exemption for the forseeable future. The Company acquired the stock of Medallion and certain related assets from Medallion’s principal stockholder.

Medallion, formerly a discount cigarette manufacturer headquartered in Richmond, Virginia, is a participant in the MSA between the state Attorneys General and the tobacco industry. Medallion has no payment obligations under the MSA except to the extent its market share exceeds approximately 0.28% of the total cigarettes sold in the United States.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

In connection with the acquisition of Medallion, the Company allocated $107,511 to Medallion’s exemption under the MSA. This intangible asset was deemed to have an indefinite useful life and is tested for impairment annually or more frequently when indicators of impairment are present. The fair value of the intangible asset associated with the benefit under the MSA is calculated using discounted cash flows. This approach involves two steps: (i) estimating future cash savings due to the payment exemption under the MSA and (ii) discounting the resulting cash flow savings to determine fair value. This fair value is then compared with the carrying value of the intangible asset associated with the benefit under the MSA. To the extent that the carrying amount exceeds the implied fair value of the intangible asset, an impairment loss is recognized.

The annual test was performed as of December 31, 2015, 2014 and 2013, respectively, resulting in no impairment.

3.     Inventories

Inventories consist of the following at December 31:

	2015	2014
Finished goods, at current cost	$7,916	$8,335
LIFO adjustment	(291)	(204)
	$7,625	$8,131
All of the Company's inventories, excluding amounts related to MSA cost and federal excise taxes at December 31, 2015 and December 31, 2014 have been reported under the LIFO method.
The Company capitalizes the incremental cost of the MSA and federal excise taxes related to ending inventory. Each year, the Company capitalizes in inventory that portion of its MSA liability related to cigarettes shipped to public warehouses but not sold. The amount of capitalized MSA cost in "Finished goods" inventory was $2,575 and $2,718 at December 31, 2015 and 2014, respectively (see Note 7). Federal excise taxes in inventory was $3,824 and $4,281 at December 31, 2015 and 2014, respectively.
Since January 1, 2004, most of Vector Tobacco’s products have been manufactured at Liggett’s manufacturing facility in Mebane, North Carolina under a contract manufacturing agreement with Liggett (see Note 8) and as such, Vector Tobacco does not hold raw materials or tobacco leaf in inventory.

4.	Income Taxes

The amounts provided for income taxes are as follows:

	2015	2014	2013
Current
Federal	$—	$—	$—
State	941	836	1,938
	$941	$836	$1,938
Deferred
Federal	$3,298	$6,164	$3,029
State	727	1,268	(285)
	4,025	7,432	2,744
Total tax provision	$4,966	$8,268	$4,682

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

Vector Tobacco had tax effected state and local net operating loss carryforwards of $6,713 and $8,339, respectively at December 31, 2015 and 2014, expiring through tax year 2027. The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The valuation allowance of $3,900 and $4,933 at December 31, 2015 and 2014, respectively, consisted primarily of a reserve against Vector Tobacco's state and local net operating loss carryforwards. The Company evaluates the realizability of its net deferred tax assets and its estimate is subject to change. The reversal of deferred tax liabilities related to the Medallion intangible asset are not considered a source of future taxable income in assessing the realization of deferred tax assets.

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows as of December 31:

	2015		2014
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Sales and product allowances	$487	$—	$204	$—
Inventories	—	2,424	15	2,373
Compensation, benefits and related items	—	78	—	78
Amortization of intangibles	—	39,724	—	36,837
Settlement payments	6,001	—	3,968	—
Net operating losses ("NOL")	90,909	—	95,330	—
Valuation allowance	(3,900)	—	(4,933)	—
Total deferred tax	$93,497	$42,226	$94,584	$39,288

Differences between the amounts provided for income taxes and amounts computed at federal statutory tax rates are summarized as follows for the years ended December 31:

	2015	2014	2013
Income before income taxes	$15,666	$17,766	$25,496
Federal income tax expense at statutory rate	5,483	6,218	8,924
Increases (decreases) resulting from:
State income taxes, net of federal income tax benefits	877	2,027	1,745
Tax effect of permanent differences	(206)	(117)	—
Changes in valuation allowance, net of equity and tax audit adjustments	(1,033)	140	(5,987)
Other	(155)	—	—
Income tax expense	$4,966	$8,268	$4,682

There were no unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013, respectively. The Company classifies all tax-related interest and penalties as income tax expense.

In 2013, the Internal Revenue Service concluded an audit of Vector's income tax return for the year ended December 31, 2009. There was no material impact on the Company’s financial statements as a result of the audit.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

5.     Defined Benefit Plans

During 2013, a senior officer of the Company participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector where Vector will pay supplemental retirement benefits to certain key employees. The Company recognized expense of $300 related to the SERP plan in 2013. There was no expense recognized in 2015 or 2014 for the SERP plan. The executive retired on January 3, 2012 and the Company's payment under the SERP was made in July 2012. The Company paid a lump sum amount to the retiring plan participant.

As of December 31, 2015, Vector Tobacco had no remaining future obligations under the SERP.

6.     Operating Leases

Vector Tobacco and Liggett are parties to an annually renewable operating agreement under which Vector Tobacco leases space and certain equipment in Liggett's manufacturing and storage facility. Vector Tobacco incurred expense of $198, $198 and $200 under this agreement in 2015, 2014 and 2013, respectively.

7.    Commitments and Contingencies

Tobacco-Related Litigation

Overview

Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although new cases continue to be commenced against certain cigarette manufacturers, including Liggett, Vector Tobacco has not been named as a defendant in any such actions.

Master Settlement Agreement

In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the “Original Participating Manufacturers” or “OPMs”) (together with any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the MSA with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

As a result of the MSA, the Settling States released Vector Tobacco from:

•
all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•
all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.
The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.
Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.
Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States. Vector Tobacco's domestic shipments accounted for .9% of the total cigarettes sold in the United States in 2015. If Vector Tobacco’s market share exceeds its market share exemption in a given year, then on April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due from the OPMs for that year. On December 30, 2015, Vector Tobacco pre-paid $42,000 of their approximate $55,300 2015 MSA obligation, the balance of which is due April 2016.

Certain MSA Disputes
NPM Adjustment.  In March 2006, an economic consulting firm selected pursuant to the MSA determined that the MSA was a “significant factor contributing to” the Participating Manufacturers' loss of market share to non-participating manufacturers for 2003. Under the MSA, such a “significant factor” determination results in the calculation of a reduction in the payment obligations of the Participating Manufacturers, which is known as the “NPM Adjustment.” Thereafter, similar determinations were made for 2004 - 2006. As a result, the Participating Manufacturers are entitled to potential NPM Adjustments to each of their 2003 - 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007 - 2014 payments pursuant to agreements entered into between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers for each of those years. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid allocation of the NPM Adjustment to the payments made by the Participating Manufacturers for the benefit of that Settling State.

For 2003 - 2014, Vector Tobacco disputed that they owed the Settling States the NPM Adjustments as calculated by the independent auditor. As permitted by the MSA, Vector Tobacco paid subject to dispute, withheld payment or paid into a disputed payment account, the amounts associated with these NPM Adjustments.

Notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States involving the application of the NPM Adjustment for 2003 and whether it was to be determined through litigation or arbitration. Under the MSA, the independent auditor previously determined the NPM Adjustment for 2003 to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that decided the issue ruled that the 2003 NPM Adjustment dispute was arbitrable.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

In response to a proposal from the Participating Manufacturers, 45 of the Settling States, representing approximately 90% of the allocable shares of the Settling States, entered into an agreement providing for the nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003, as ordered by the various state courts. In exchange, the Participating Manufacturers agreed to a 20% reduction in amounts recovered for the NPM Adjustment for 2003. In June 2010, the three person arbitration panel was selected. The Participating Manufacturers advised the arbitration panel that they were not contesting diligent enforcement of 16 Settling States for 2003, with a combined allocable share of less than 14%. Substantive hearings commenced in April 2012 and were completed in June 2013. After the partial settlement described below, the Participating Manufacturers continued to contest the diligent enforcement of 15 states.

In December, 2012, the Participating Manufacturers entered into a term sheet with 20 Settling States setting out terms for settlement of the NPM Adjustment for 2003 - 2012 and addressing the NPM Adjustment with respect to those states for future years. Certain of the non-settling states objected to the settlement. In March 2013, the arbitration panel entered a Stipulated Partial Settlement and Award which directed the independent auditor to implement certain terms of the term sheet effective with the MSA payments due April 2013. In 2013, two additional states joined the settlement. Several non-settling states filed motions in state courts attempting to vacate the settlement award. Although certain terms of the settlement were implemented by the independent auditor in April 2013, no assurance can be given as to the ultimate outcome of the non-settling states' challenges. The parties have been working towards converting the term sheet into a final settlement agreement. As a result of the settlement, Vector Tobacco reduced cost of sales by $482 in 2013. Vector Tobacco received credits of $146 in April 2014 from these settling states related to the 2013 NPM Adjustment. Vector Tobacco received additional credits of $460 on April 2015 related to the 2014 NPM Adjustment. Further adjustments could also be due to Vector Tobacco under the settlement with 24 states for 2013 forward.

In June 2014, Kentucky and Indiana agreed to settle the dispute and enter into the term sheet described above. As a result, Vector Tobacco reduced cost of sales by $76 in 2014.

In October 2015, substantially all of the Participating Manufacturers settled the NPM Adjustment dispute with the state of New York for 2004 - 2014 and agreed to a mechanism for potential future credits against Participating Manufacturers' MSA payments for 2015 forward. As a result of the settlement, Vector Tobacco reduced cost of sales by approximately $320 for the year ended December 31, 2015.
In February 2016, Missouri joined the settlement described above, bringing the total number of states that joined the settlement to 26. Missouri's joinder in the settlement will become effective only if Missouri enacts certain legislation related to the MSA's escrow statute by June 3, 2016.

The remaining NPM Adjustment accrual of approximately $1,500 at December 31, 2015 relates to disputed amounts Vector Tobacco withheld from the non-settling states for 2004-2010, which may be subject to payment with interest, if Vector Tobacco loses the disputes for those years. Following release of previously disputed amounts to the state of New York as part of the October 2015 settlement, it is anticipated there will be approximately $1,900 remaining in the disputed payments accounts relating to Vector Tobacco's 2011-2014 NPM Adjustment disputes with the non-settling states.

Disputes over the NPM Adjustments for 2004-2014 remain to be arbitrated with the states that have not joined the settlement. Vector Tobacco is currently involved in litigation with the non-settling states over the scope and form of the arbitration for 2004.

"Gross" v. "Net" Calculations. In October 2004, the independent auditor notified all Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been re-calculated using “net” units, rather than “gross” units (which had been used since 1999). Liggett objected to this retroactive change and disputed the change in methodology. Vector Tobacco did not formally object to this change in methodology. Through December 31, 2012 Vector Tobacco continued to accrue its MSA obligations on a “gross” basis.

Following an arbitration panels ruling in the dispute between Liggett and the states in February 2013, Vector Tobacco concluded that the probability of the MSA calculation reverting back to a “gross” basis was remote.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

As such, in 2014 Vector Tobacco accrued its MSA obligations on a “net” basis and will continue to do so in future years. In conjunction with this decision, as of December 31, 2013, Vector Tobacco reversed its previously held accrual of $3,075 related to this "gross vs. net" dispute, resulting in $3,075 reduction in cost of goods sold for the year ended December 31, 2013.

The activity in the Company's accruals for tobacco litigation for the twelve months ended December 31, 2015 was as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement
Balance at January 1, 2015	$7,966	$1,806
Expenses	55,410	—
NPM settlement adjustment	—	(320)
Change in MSA obligations capitalized as inventory	(143)	—
Payments	(49,937)	—
Balance at December 31, 2015	$13,296	$1,486

The activity in the Company's accruals for tobacco litigation for the twelve months ended December 31, 2014 was as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement
Balance at January 1, 2014	$8,737	$1,905
Expenses	27,480	—
MSA settlements and arbitration rulings	—	(76)
Change in MSA obligations capitalized as inventory	319	—
Payments	(28,593)	—
Reclassification to non-current liabilities	23	(23)
Balance at December 31, 2014	$7,966	$1,806

The activity in the Company's accruals for tobacco litigation for the twelve months ended December 31, 2013 was as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement
Balance at January 1, 2013	$1,293	$5,802
Expenses	7,694	—
MSA settlements and arbitration rulings	74
Change in MSA obligations capitalized as inventory	1,106	(3,790)
Payments	(1,537)	—
Reclassification to non-current liabilities	107	(107)
Balance at December 31, 2013	$8,737	$1,905

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

Other Matters

Vector Tobacco’s management is unaware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.

8.    Related Party Transactions

Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of Vector Tobacco's operations under the terms of a contract expiring December 31, 2016. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. The charges for services under this arrangement amounted to $4,000, for each of the years ended December 31, 2015, 2014 and 2013. These expenses have been classified as operating, selling, administrative and general expenses.

In 2006, Vector Tobacco entered into an agreement with Vector to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The management fee represents costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, employee benefits and other services and incentives Vector provides to the Company. Management fees expensed and paid to Vector in the Company’s statements of operations were $500 in each of 2015, 2014 and 2013.

The allocations may not reflect the expense the Company would have incurred as a stand-alone company. Actual costs which may have been incurred if the Company had been a stand-alone company in 2015, 2014 and 2013, would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees, and strategic decisions made in areas such as information technology systems and infrastructure.

On January 1, 2011, Vector Tobacco entered into a four year updated manufacturing agreement with Liggett, an affiliate under common ownership, with subsequent automatic renewal for successive one year terms beginning on January 1, 2016 unless terminated by either party. Pricing is set forth in the agreement based on previously determined standard costs and invoices are sent to Vector Tobacco on a weekly basis under the agreement. In 2015, 2014 and 2013, Vector Tobacco purchased approximately 2.1 billion, 1.5 billion and 1 billion cigarettes, respectively, from Liggett and paid $142,091, $97,371 and $62,062, respectively, which included profit of $2,913, $1,962 and $1,232, respectively, to Liggett.

Vector Tobacco incurred additional expenses of approximately $301, $274, and $234 in 2015, 2014 and 2013, respectively, for transactions with Vector, which primarily reflects reimbursement of amounts paid on behalf of Vector Tobacco.

On August 1, 2013 Vector Tobacco entered into an updated five-year revolving credit agreement with Zoom E-Cigs LLC ("Zoom"), a company affiliated through common ownership, to fund Zoom's initial working capital requirements and other general business expenses. The agreement allows for Zoom to borrow from Vector Tobacco up to a maximum of $25 million, bearing interest at a rate of prime plus 1% per annum. As of December 31, 2015 and 2014, the amount receivable from Zoom under the credit agreement was $51 and $17,778, respectively. Vector Tobacco recognized $902 and $641 of interest income under the agreement in 2015 and 2014, respectively.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(in thousands of dollars)

Related party net (payables)/receivables consisted of the following as of December 31:

	2015	2014
Current
Due to Liggett	$(3,549)	$(3,053)
Due from Liggett Vector Brands	3	1,524
Total Current, net	$(3,546)	$(1,529)
Non-current
Due from Zoom	$51	$17,778

11% Senior Secured Notes due 2015

On January 29, 2013, Vector announced a cash tender offer with respect to any and all of the outstanding $415,000 principal amount of its 11% Senior Secured Notes due 2015. The Company retired $336,315 of the 11% Senior Secured Notes at a premium of 104.292%, plus accrued and unpaid interest on February 12, 2013. The remaining $78,685 of the 11% Senior Secured Notes were called and retired on March 14, 2013 at a redemption price of 103.667% plus accrued and unpaid interest.

The 11% Senior Secured Notes were guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's balance sheets, statements of operations, and statements of stockholder's equity as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, do not reflect any amounts related to these notes.

7.75% Senior Secured Notes due 2021

As of December 31, 2015, Vector had $600,000 of principal outstanding of its 7.75% Senior Secured Notes due 2021. The Senior Secured Notes were sold in February 2013 ($450,000) and April 2014 ($150,000) in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The aggregate net proceeds from the issuance of the 7.75% Senior Secured Notes were approximately $596,920 after deducting offering expenses. Vector used a portion of the net proceeds of the issuance for a cash tender offer announced on January 29, 2013, with respect to any and all of its outstanding 11% Senior Secured Notes due 2015.

The 7.75% Senior Secured Notes are guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's balance sheets, statements of operations, and statements of shareholder's equity as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, December 31, 2014 and December 31, 2013, do not reflect any amounts related to these notes.

Vector Tobacco's cash flows from operations may be utilized to fund the interest and debt obligation of the 7.75% Senior Secured Notes via distributions by Vector Tobacco to VGR to Vector.

Additional Parent Company Notes

As of December 31, 2015, Vector has debt with a net amount of approximately $270,495 (face amount $488,750) in addition to the 7.75% Senior Secured Notes. It is anticipated that the majority of the payments on this $488,750 will be funded by Vector's tobacco operations.

In addition to the 7.75% Senior Secured Notes, the Company may have to fund certain income tax liabilities of Vector (see Note 4).

Vector Tobacco Inc.
Schedule II — Valuation and Qualifying Accounts
(in thousands of dollars)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Description
Year ended December 31, 2015
Allowance for:
Doubtful accounts	$5	$17	$—	$22
Cash discounts	69	6,089	5,989	169
Deferred tax valuation allowance	4,933	—	1,033	3,900
Sales returns	430	937	359	1,008
Total	$5,437	$7,043	$7,381	$5,099
Year ended December 31, 2014
Allowance for:
Doubtful accounts	$82	$1	$78	$5
Cash discounts	32	4,139	4,102	69
Deferred tax valuation allowance	6,172	—	1,239	4,933
Sales returns	130	654	354	430
Total	$6,416	$4,794	$5,773	$5,437
Year ended December 31, 2013
Allowance for:
Doubtful accounts	$4	$78	$—	$82
Cash discounts	7	2,652	2,627	32
Deferred tax valuation allowance	11,281	—	5,109	6,172
Sales returns	67	161	98	130
Total	$11,359	$2,891	$7,834	$6,416